UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .                    .

Grifols, S.A.

Item	Sequential Page Number

1. Press Release dated May 7, 2019	1

First Quarter 2019 Results

Grifols reports 13% revenue growth to

EUR 1,157 million and confirms its solid operational performance

•                  The Bioscience Division continues to drive Grifols’ growth, with a 13.4% increase in sales to EUR 916 million due primarily to strong U.S. and European demand for immunoglobulins

•                  Diagnostic Division revenues remain stable at EUR 166 million, the Hospital Division grows by 11.6% to EUR 31 million and Bio Supplies reports EUR 52 million in sales

•                  Higher gross margin compared to the fourth quarter of 2018 enables increased investments in R+D+i and upcoming product launches

•                  EBITDA rises by 2.7% to EUR 306 million and represents a 27.0% underlying(1) margin

•                  Net profit stands at EUR 114 million as a result of non-recurring expenses derived from corporate transactions and higher financial costs resulting from interest rate variations and a new accounting standard(2)

•                  Additional results from the AMBAR clinical trial to treat Alzheimer’s show improvement in patients in both mild and moderate stages of the disease following treatment

•                  Grifols reaches a strategic alliance with Shanghai RAAS to promote the sale of hemoderivatives and transfusion diagnostic solutions in China

Barcelona, May 7, 2019.- Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS) continued to deliver solid revenue growth in the first quarter of 2019. Revenues reached EUR 1,156.8 million, growing 13.1% (8.1% cc(3)) over the EUR 1,023.0 million reported in the same period in 2018.

According to Grifols’ co-CEOs Raimon Grífols Roura and Víctor Grífols Deu, “Our first-quarter 2019 performance reflects the strong efforts of all four divisions, particularly the Bioscience Division. Strategic investments to expand our plasma supply, coupled with solid demand for plasma-derived products, have allowed us to increase our R+D+i investments and sales and marketing spend to reinforce Grifols’ position as an industry leader. The latest findings from the AMBAR clinical trial to treat Alzheimer’s, along with the collaboration and license agreement

(1)  Underlying EBITDA excludes the impact derived from Haema and Biotest plasma third-party sales.

(2)  New accounting standard affecting leases – IFRS 16 – in effect as of January 1, 2019.

(3)  Operative or constant currency (cc) excludes exchange rate variations reported in the period.

with Rigel Pharmaceuticals and strategic alliance with Shanghai RAAS in China, all highlight our sustainable growth strategy and long-term vision.”

The Bioscience Division was the main engine of revenue growth. The division’s upturn in sales and the favorable price evolution of certain plasma proteins both contributed to a higher gross margin.

This improvement in gross margin enabled Grifols to increase its efforts on R+D+i strategic initiatives; on operating costs linked to commercial operations; and on global expansion including the strategic alliance with Shanghai RAAS(4) in China. In the first quarter of 2019, the non-recurring costs related to corporate transactions totaled EUR 6.4 million.

Total net R+D+i investment grew by 21.5% to EUR 89.3 million (EUR 73.5 million in the first quarter of 2018), representing 7.7% of revenues. Meanwhile, EUR 64.9 million was allocated to CAPEX. These investments reflect and reaffirm Grifols’ long-term vision and commitment to sustainable growth.

EBITDA totaled EUR 306 million, a 2.7% increase with respect to the same period last year, while the EBITDA underlying margin stands at 27.0%.

Grifols’ financial results reached EUR 82 million. This includes the impact of interest rate variations and a new accounting standard for leases(2) (EUR 7.7 million), mainly affecting plasma donation centers. Net profit amounted to EUR 114 million.

Excluding the IFRS 16 impact(5), net financial debt stands at EUR 5,906 million and net financial debt over EBITDA at 4.78x (4.64x excluding exchange rate variations). Effective debt management remains a key priority for the company, which expects this ratio to fall in upcoming quarters.

As of March 31, 2019, Grifols had more than EUR 577 million in cash positions and EUR 410 million in undrawn lines of credit, raising its liquidity position to roughly EUR 1,000 million.

(4)  Transaction pending approval by the competent competition authorities in China and the United States.

(5)  As of March 31, 2019, the IFRS 16 impact in the debt figure amounted EUR 711 million.

REVENUE PERFORMANCE

Bioscience Division

The Bioscience Division maintained its upward trend and position as the main engine of corporate growth. Revenues grew by 13.4% (8.0% cc) to EUR 915.6 million.

Robust demand for immunoglobulin in the U.S. and some EU countries, price upticks in specific markets and stronger demand for hyperimmune immunoglobulins were behind the division’s solid performance.

Immunoglobulin sales grew by double digits thanks to higher volume and positive price trends in specific markets. The company increased its marketing efforts in preparation for the launch of its 20% subcutaneous immunoglobulin, scheduled for the second half of the year.

Alpha-1 antitrypsin continues to fuel the division’s results. Efforts to develop a new diagnostic test for Alpha-1 antitrypsin deficiency test - that received FDA approval last year and it was carried out by the Diagnostic Division - led to an increase in the number of diagnosed patients. The company initiated other commercial actions to further promote this protein.

Albumin sales were impacted by renewal process delays in China in the fourth quarter of 2018, a decline partially offset by higher revenue growth in the United States.

Meanwhile, factor VIII sales fell in line with their waning use to treat patients with inhibitors. The company continues to position factor VIII as the best treatment for patients with hemophilia A, focusing its attention largely in the U.S. and emerging markets.

Grifols remains committed to promoting its specialty proteins to expand its differential product portfolio. Sales of hyperimmune immunoglobulins, particularly the anti-rabies immunoglobulin HyperRAB®, were particularly noteworthy in the first quarter of the year.

Diagnostic Division

The Diagnostic Division grew by 0.3% to EUR 165.5 million (-3.3% cc). The division’s growth was largely fueled by stronger sales of its NAT donor-screening systems and blood-typing solutions. The division also worked to leverage future growth opportunities in key markets including China.

The division noted increased sales of NAT technology (Procleix® NAT Solutions), used to detect viruses in blood and plasma donations, and continued to advanced its efforts to enhance its product portfolio. During the first quarter of 2019, Grifols earned FDA approval for the Procleix® Babesia assay, a test to detect RNA from four Babesia species in whole blood specimens. The continued development of new assays emphasized Grifols commitment for the safety of the blood supply.

The division observed a sharp sales increase in all regions of its blood-typing solutions product line, which include both analyzers (Erytra®, Erytra-Efelxis® and Wadiana®) and reagents (DG-Gel® cards, red blood cells and antisera). Sales were exceptionally strong in China, a core market with great growth potential for the division, as well as in the U.S. that it is now our largest market, owing to a solid sales plan and strategic investments. Robust sales growth was also reported across Latin America and in selected countries of Asia (such as Thailand and Japan) and Europe (such as Italy, UK and Switzerland).

Hospital Division

Hospital Division revenues increased by 11.6% (11.3% cc) to EUR 30.5 million in the first quarter of the year.

The United States remains a core market for the division. The Pharmatech line - which comprises systems to optimize the efficiency and control of hospital-pharmacy services, including sales of MedKeeper solutions - grew by double digits and further consolidated its U.S. presence during the first quarter of the year.

Sales of Grifols’ physiological saline solution, manufactured in the Murcia (Spain) plant, also contributed to the division’s strong performance in the U.S. market.

For its part, sales of medical devices increased, especially in Spain.

Bio Supplies Division

The Bio Supplies Division doubled its sales revenue to EUR 51.5 million in the first quarter, representing a 97.0% increase (88.4% cc) over the same period last year.

This division primarily oversees the sale of biological products for non-therapeutic use; manufacturing agreements with Kedrion, which dropped significantly in the first quarter; and sales of third-party plasma through Haema and Biotest (EUR 36.5 million).

INVESTMENT ACTIVITIES: R+D+i AND CORPORATE TRANSACTIONS

•                  The latest results show improvement in patients in both the mild and moderate stages of AD following the AMBAR protocol

Grifols presented additional results of its AMBAR (Alzheimer Management by Albumin Replacement) clinical trial for the treatment of Alzheimer’s at the 14th International Congress on Alzheimer’s and Parkinson’s (AD/PD), held last March in Lisbon (Portugal).

These latest findings complement and confirm those presented in October 2018, showing the benefits of AMBAR for both patients with moderate-phase Alzheimer’s and those in the mild stage of the disease.

These results infer a relationship between the response of patients and the doses of albumin and immunoglobulin used in the plasmapheresis treatment. Of the three different treatment arms, and in view of the analyzed data, the treatment that appears to show the greatest efficacy is the one combining the highest doses of albumin and intravenous immunoglobulin.

A positive effect of the treatment is observed in all cognitive functions analyzed to date when considering the treatment cohort (patients in the mild and moderate stages of AD) as a whole. In addition, in some relevant areas like language and processing speed, not only is a slowdown in disease progression demonstrated, but statistically significant improvement is observed in comparison with patients in the placebo group, who exhibit impairment characteristic of the disease.

Also, when patients in the moderate phases of Alzheimer’s are analyzed separately, the area that presents the most promising results is memory. Patients with mild AD show clear improvements in language and processing speed. These results translate into a significant improvement in the quality of everyday life of Alzheimer’s patients.

Grifols plans to offer updates throughout 2019 at other conferences, specifically the AAIC (Alzheimer’s Association International Conference) in Los Angeles (United States) in July and the CTAD (Clinical Trials on Alzheimer’s Disease) in San Diego (United States) in December. At that time, all of the analyses mentioned in the study will be available.

•                  Treatment with high doses of albumin improve cardiac function and reduce inflammation in patients with decompensated cirrhosis, according to the EF-Clif Study published in Gastroenterology

Research spearheaded by the European Foundation for the Study of Chronic Liver Failure (EF-Clif) demonstrated for the first time ever that administering high doses of albumin generates an immunomodulatory effect, both in the short and long term, in patients suffering from decompensated cirrhosis. High doses of albumin were also found to improve circulatory function in patients with this disease.

The research was based on two investigations, the Pilot-PRECIOSA study, sponsored by Grifols, and INFECIR-2, a study sponsored by the Fundació Clinic that included the participation of 22 institutions in seven European countries.

These findings on the anti-inflammatory benefits of albumin open the door to new areas of research on treatments for patients with cirrhosis and severe sepsis, and the action mechanisms of albumin.

The study recently featured in Gastroenterology(6), the official publication of the American Gastroenterological Association.

•                  Grifols enters a strategic alliance with Shanghai RAAS to boost growth in China

Grifols and Shanghai RAAS reached a strategic alliance agreement to manufacture, market and develop plasma products and transfusion diagnostic solutions in the Chinese market.

China is one of the fastest-growing markets for hemoderivatives. Its demand for NAT technology is forecast to grow significantly as it increasingly adopts leading-edge diagnostic solutions to enhance the safety of blood and plasma donations.

Upon completion of the transaction, Grifols will become Shanghai RAAS’s second-largest shareholder, controlling a 26.2% stake (economic and voting rights) in exchange for a non-majority share (45% economic and 40% voting rights) in Grifols Diagnostic Solutions (GDS), a wholly owned subsidiary.

Grifols will appoint three members to serve on the Shanghai RAAS Board of Directors, which includes a total of nine members. It will also have the right of veto in matters including share issuance, divestment of material assets, mergers, and bylaw amendments, as well as subscription rights in the case of capital increases. Shanghai RAAS will have a member on the GDS board.

The alliance represents an important step forward in its global expansion and in Grifols’ sustainable growth and long-term strategy, generating value for all of its divisions, especially the Bioscience and Diagnostic Divisions.

The transaction requires no external funding and is subject to approval by the Chinese and U.S. regulatory authorities. Grifols expects to close the transaction in the second half of 2019.

(6)  Effects of Albumin Treatment on Systemic and Portal Hemodynamics and Systemic Inflammation in Patients With Decompensated Cirrhosis, Gastroenterology (2019), doi: https://doi.org/10.1053/j.gastro.2019.03.021

•                  Collaboration and license agreement with Rigel Pharmaceuticals

Grifols reached an agreement with Rigel Pharmaceuticals, a U.S.-based biotechnology firm, to exclusively market fostamatinib disodium hexahydrate in Europe and Turkey, including all future indications.

Currently available in the U.S. under the brand name TAVALISSE®, fostamatinib is the first and only SYK (spleen tyrosine kinasa) inhibitor indicated to treat chronic idiopathic thrombocytopenic purpura (ITP) in adult patients who have not responded to previous treatments. EMA approval as an ITP treatment is expected in the fourth quarter of 2019.

Following the terms of the agreement, Grifols paid an initial cash outlay of USD 30 million, with the possibility of paying up to USD 297.5 million contingent upon regulatory and commercial milestones. This includes a USD 20 million payment upon EMA approval of fostamatinib for the treatment of chronic ITP in adult patients.

This agreement represents an important opportunity for the Bioscience Division to enhance its portfolio of products to treat other chronic and rare diseases since fostamatinib potentially has multiple indications in addition to ITP.

Investor contact:

Investor Relations Department

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contact:

Raquel Lumbreras                                           raquel_lumbreras@duomocomunicacion.com

Borja Gómez                                                                       borja_gomez@duomocomunicacion.com

Duomo Comunicación                    Grifols Press Office

Phone number: +34 91 311 92 89 - +34 91 311 92 90

KEY FINANCIAL FIGURES

In millions of euros except % and EPS	1Q 2019	1Q 2018	% Var
NET REVENUES	1,156.8	1,023.0	13.1%
GROSS MARGIN UNDERLYING(1)	47.0%	47.8%
GROSS MARGIN	45.6%	47.8%
EBITDA UNDERLYING(1)	305.8	297.4	2.8%
% Net revenues	27.0%	29.1%
EBITDA REPORTED	305.6	297.4	2.7%
% Net revenues	26.4%	29.1%
GROUP PROFIT	114.4	143.4	(20.2)%
% Net revenues	9.9%	14.0%
ADJUSTED(2) GROUP PROFIT	148.2	160.8	(7.8)%
% Net revenues	12.8%	15.7%

CAPEX	64.9	44.0	47.6%
R&D NET INVESTMENT	89.3	73.5	21.5%
EARNINGS PER SHARE (EPS) REPORTED	0.17	0.21	(20.2)%

	March 2019		December 2018		% Var
TOTAL ASSETS	13,387.1		12,477.0		7.3%
TOTAL EQUITY	4,877.1		4,696.6		3.8%
CASH & CASH EQUIVALENTS	576.7		1,033.8		(44.2)%
LEVERAGE RATIO	4.78/(4.64cc)	(3)	4.32/(4.19 cc)	(3)

(1)     Excludes the impact of plasma sold to third parties.

(2)     Excludes non-recurring items and associated with recent acquisitions; amortization of deferred expences associated to the refinancing and amortization of intangibile assets related to acquisitions.

(3)     Constant currency (cc) excludes the impact of exchange rate movements for the period.

GROUP PROFIT RECONCILIATION

In millions of euros	1Q 2019	1Q 2018	% Var
GROUP PROFIT	114.4	143.4	(20.2)%
% NR	9.9%	14.0%
Amortization of deferred financial expenses	16.6	12.3	35.0%
Amortization of intangible assets acquired in business combinations	12.2	9.5	28.4%
Non-recurring items and associated with recent acquisitions	6.4	—
IFRS 16	7.1	—
Tax impacts	(8.5)	(4.4)	93.2%
ADJUSTED GROUP NET PROFIT	148.2	160.8	(7.8)%
% NR	12.8%	15.7%

PROFIT AND LOSS ACCOUNT

In thousands of euros	1Q 2019	1Q 2018	% Var
NET REVENUES	1,156,777	1,023,012	13.1%
COST OF SALES	(628,724)	(534,178)	17.7%
GROSS MARGIN	528,053	488,834	8.0%
% Net revenues	45.6%	47.8%
R&D	(62,610)	(53,966)	16.0%
SG&A	(234,363)	(190,318)	23.1%
OPERATING EXPENSES	(296,973)	(244,284)	21.6%
OPERATING RESULT (EBIT)	231,080	244,550	(5.5)%
% Net revenues	20.0%	23.9%
FINANCIAL RESULT	(82,220)	(63,552)	29.4%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(6,009)	(2,062)	191.4%
PROFIT BEFORE TAX	142,851	178,936	(20.2)%
% Net revenues	12.3%	17.5%
INCOME TAX EXPENSE	(28,571)	(36,066)	(20.8)%
% of pre-tax income	20.0%	20.2%
CONSOLIDATED PROFIT	114,280	142,870	(20.0)%
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(89)	(537)	(83.4)%
GROUP PROFIT	114,369	143,407	(20.2)%
% Net revenues	9.9%	14.0%

NET REVENUES BY DIVISION

In thousands of euros	1Q 2019	% of Net Revenues	1Q 2018	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	915,615	79.2%	807,541	78.9%	13.4%	8.0%
DIAGNOSTIC	165,481	14.3%	164,931	16.1%	0.3%	(3.3)%
HOSPITAL	30,496	2.6%	27,316	2.7%	11.6%	11.3%
BIO SUPPLIES	51,522	4.5%	26,157	2.6%	97.0%	88.4%
OTHERS	5,063	0.4%	4,444	0.4%	13.9%	16.8%
INTERSEGMENTS	(11,400)	(1.0)%	(7,377)	(0.7)%	54.5%	48.3%
TOTAL	1,156,777	100.0%	1,023,012	100.0%	13.1%	8.1%

NET REVENUES BY REGlON

In thousands of euros	1Q 2019	% of Net Revenues	1Q 2018	% of Net Revenues	% Var	% Var cc*
US + CANADA	795,733	68.8%	679,613	66.4%	17.1%	8.7%
EU	205,594	17.8%	179,104	17.5%	14.8%	16.7%
ROW	155,450	13.4%	164,295	16.1%	(5.4)%	4.0%
TOTAL	1,156,777	100.0%	1,023,012	100.0%	13.1%	8.1%

* Constant currency (cc) excludes the impact of exchange rate movements of the period.

CASH FLOW

In thousands of euros	1Q 2019	1Q 2018
REPORTED GROUP PROFIT	114,369	143,407
DEPRECIATION AND AMORTIZATION	74,486	52,883
NET PROVISIONS	(484)	(10,712)
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	(30,545)	9,699
CHANGES IN INVENTORIES	(132,237)	(83,867)
CHANGES IN TRADE RECEIVABLES	(144,239)	(12,179)
CHANGES IN TRADE PAYABLES	(49,066)	(6,526)
CHANGE IN OPERATING WORKING CAPITAL	(325,542)	(102,572)
NET CASH FLOW FROM OPERATING ACTIVITIES	(167,716)	92,705
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(38,647)	(29,679)
CAPEX	(64,918)	(43,972)
R&D/OTHER INTANGIBLE ASSETS	(16,499)	(15,338)
OTHER CASH INFLOW / (OUTFLOW)	(133,540)	(8,470)
NET CASH FLOW FROM INVESTING ACTIVITIES	(253,604)	(97,459)
FREE CASH FLOW	(421,320)	(4,754)
ISSUE / (REPAYMENT) OF DEBT	(65,577)	(13,643)
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	10,223	963
NET CASH FLOW FROM FINANCING ACTIVITIES	(55,354)	(12,680)
TOTAL CASH FLOW	(476,674)	(17,434)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,033,792	886,521
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	19,594	(22,565)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	576,712	846,522

BANLANCE SHEET

ASSETS

In thousands of euros	March 2019	December 2018
NON-CURRENT ASSETS	9,898,099	8,993,795
GOODWILL AND OTHER INTANGIBLE ASSETS	7,414,608	6,594,767
PROPERTY PLANT & EQUIPMENT	1,995,589	1,951,983
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	237,246	226,905
NON-CURRENT FINANCIAL ASSETS	129,734	107,601
OTHER NON-CURRENT ASSETS	120,922	112,539
CURRENT ASSETS	3,488,966	3,483,251
INVENTORIES	2,115,681	1,949,360
TRADE AND OTHER RECEIVABLES	596,716	403,790
OTHER CURRENT FINANCIAL ASSETS	178,232	53,965
OTHER CURRENT ASSETS	21,625	42,344
CASH AND CASH EQUIVALENTS	576,712	1,033,792
TOTAL ASSETS	13,387,065	12,477,046

EQUITY AND LIABILITIES

In thousands of euros	March 2018	December 2018
EQUITY	4,877,065	4,696,604
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	3,038,929	2,441,931
TREASURY STOCK	(55,441)	(55,441)
INTERIM DIVIDENDS	(136,747)	(136,747)
CURRENT YEAR EARNINGS	114,370	596,642
OTHER COMPREHENSIVE INCOME	409,706	348,837
NON-CONTROLLING INTERESTS	475,916	471,050
NON-CURRENT LIABILITIES	7,294,890	6,523,121
NON-CURRENT FINANCIAL LIABILITIES	6,864,160	6,099,463
OTHER NON-CURRENT LIABILITIES	430,730	423,658
CURRENT LIABILITIES	1,215,110	1,257,321
CURRENT FINANCIAL LIABILITIES	329,969	277,382
OTHER CURRENT LIABILITIES	885,141	979,939
TOTAL EQUITY AND LIABILITIES	13,387,065	12,477,046

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1940, committed to improving the health and well-being of people around the world. Its four divisions - Bioscience, Diagnostic, Hospital and Bio Supplies - develop, produce and market innovative solutions and services in more than 100 countries.

As pioneers in the field of the plasma science, Grifols is one of the largest plasma companies, with a growing network of donation centers worldwide. It develops this plasma into essential medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation through transfusion. And the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 21,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership in the industry.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information, please visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 7, 2019